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                   [SUTHERLAND ASBILL & BRENNAN LETTERHEAD]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 June 29, 2011

VIA EDGAR TRANSMISSION

Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re: MetLife Investors USA Insurance Company
       MetLife Investors USA Separate Account A
       Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File Nos. 333-137968/ 811-03365)

       First MetLife Investors Insurance Company
       First MetLife Investors Variable Annuity Account One
       Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File Nos. 333-137969/ 811-08306)

Dear Mr. Oh:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account MetLife Investors USA Separate Account A ("Separate Account A"), and First MetLife Investors USA Insurance Company ("First MetLife," and together with MLI USA, the "Companies") and its separate account First MetLife Investors Variable Annuity Account One ("VA Account One"), we are providing the Companies' responses to your oral comments of June 17, 2011, in connection with the above-referenced post-effective amendment filings (each, an "Amendment," together, the "Amendments") made on May 3, 2011. You noted that the comments are based on the SEC staff's review of the Amendment filed by Separate Account A (File Nos. 333-137968/ 811-03365), and that they apply as well to the Amendment filed by VA Account One (File Nos. 333-137969/ 811-08306), except as otherwise noted. Each of the SEC staff's comments is set forth below, followed by the Companies' response.

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U.S. Securities and Exchange Commission
June 29, 2011
Page 2

COMMENT #1. Please note that the SEC staff does not believe that a post-effective amendment should go effective before the time that the changes presented in that amendment take effect.

   Response: The Companies filed the Amendments on May 3, 2011, with the intent
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that the Amendments become effective 60 days after filing--on July 2--pursuant to rule 485(a)(1) of the Securities Act of 1933 ("1933 Act"). The Companies anticipate using the prospectus supplement included in the Amendments to revise the respective current prospectuses to inform prospective contract owners of changes to the variable annuity contracts that are scheduled to take effect on July 18, 2011. That way, prospective contract owners can make an informed decision about whether they would prefer to purchase the PrimElite IV/SM/ variable annuity contract ("PEIV" or the "Contract") with the current charge structure for the Lifetime Withdrawal Guarantee rider ("LWG rider") or with a new charge structure for the rider that would apply on or after July 18, 2011. The Companies respectfully submit that it is in the best interest of the prospective contract owner to be an "educated consumer." In this instance, that means placing prospective contract owners in a position to determine the timing of the purchase of a Contract with the LWG rider based on knowledge of the imminent increase in the rider charge.

   In addition, as a practical matter, having the Amendments become effective in early July gives the Companies the time necessary to have the final version of the supplements printed and distributed to selling firms before July 18, 2011.

   A. Please explain to the SEC staff the basis for the lag between the cut off date for purchasing the current version of the contract (July 15) and the date that the changes presented in the post-effective amendment take effect (July
18).

   Response: Because the rider charge increase takes effect on Monday, July 18,
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2011, the immediately preceding close of regular trading on the New York Stock
Exchange occurs on Friday, July 15. The increased rider charges described in the supplement will apply only to Contracts sold with applications received after the close of regular trading on the New York Stock Exchange on Friday, July 15, 2011.

   B. Please confirm that the timing of the rider charge increase disclosed in the supplement is not designed to encourage sales before that charge increase takes effect. Please explain why such sales would not occur or what steps the insurance company would take to prevent such sales from occurring.

   Response: As noted above, the Companies want to give advance notice of the
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rider charge increase so that prospective contract owners and their financial representatives can make informed decisions about the purchase of a Contract with the LWG rider. The Companies do not intend for the prospectus (as supplemented) to increase sales between July 2 and July 18, 2011. The Companies further note that FINRA rules--such as FINRA Rule 2330, which establishes sales practice standards regarding recommended purchases and exchanges of deferred variable annuities--place on broker-dealers the obligation to determine whether sale of a variable annuity, such as the Contracts, is suitable.

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U.S. Securities and Exchange Commission
June 29, 2011
Page 3

COMMENT #2. The facing sheet of the filing (for the national version of PEIV) indicates that the post-effective amendment incorporates by reference the prospectus and statement of additional information and three supplements--all dated May 1, 2011--included in post-effective amendment number 8 to the registration statement on Form N-4 (File No. 333-137968/ 811-03365) filed on April 21, 2011.

   A. The staff was not able to locate these supplements and, therefore, could not ascertain the interplay of those supplements and the present post-effective amendment filing. Please clarify how the staff can locate these supplements.

   Response: Post-effective amendment number 8 to the registration statement
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for the national version of the Contract (File No. 333-137968), as filed on
April 21, 2011, is accessible via EDGAR and includes three prospectus supplements (each dated May 1, 2011) regarding: (i) an investment portfolio merger that occurred after the close of business on April 29, 2011,
(ii) information specific to Contracts sold in Oregon, and (iii) information about tax considerations for Contracts sold in Puerto Rico.

   Likewise, post-effective amendment number 8 to the registration statement for the New York version of the Contract (File No. 333-137969), as filed on April 15, 2011, is accessible via EDGAR and includes the supplement described in (i) in the preceding paragraph.

   B. Please explain to the staff why the registrant believed that it was appropriate to file three supplements and the prospectus to which those supplements relate on the same day, and all dated May 1, 2011.

   Response: The Companies respectfully submit that the concurrent filing of a
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prospectus and supplements to that prospectus that bear the same date as the prospectus is an established practice of the variable contract industry, particularly when the supplements incorporate disclosure that is only relevant to variable contracts sold in a particular state or that is relevant for a limited group of contract owners. In the present instance, two of the supplements filed along with post-effective amendment number 8 to the registration statement for the national version of the Contract (File
No. 333-137968) related to state-specific disclosure that is only relevant to Contracts issued in Oregon or to Contracts sold in Puerto Rico; the third supplement (which is the only supplement that was included with post-effective amendment number 8 to the registration statement for the New York version of the Contract (File No. 333-137969)) relates to a merger of underlying funds available under the Contracts that occurred before May 1, 2011, and was only relevant to owners of existing Contracts (and not to prospective contract owners).

COMMENT #3. Item 2 of the supplement clearly identifies the section of the prospectus that should be revised to reflect the increased rider charge. For clarity, please identify--by name and the page number on which it appears--the section of the prospectus where additional disclosure should be added to reflect the rider charge increase described in Item 1.

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U.S. Securities and Exchange Commission
June 29, 2011
Page 4

   Response: For the following reasons, the Companies respectfully decline to
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revise the prospectus disclosure as set forth in this comment. The statement of the rider charge increase in Item 1 of the supplement is consistent with "Plain English" guidelines for a clear and succinct presentation of information necessary for an investor to make an informed decision. The Companies respectfully submit that lengthening the supplement to specifically note each portion of the prospectus that cites the rider charge levels that will apply to applications received in good order on or after July 18, 2011, would only serve to lengthen the supplement with repetitive citing of the increased rider charge that neither clarifies the disclosure nor helps the investor make an informed decision about purchasing the Contract with the LWG rider.

COMMENT #4. Please revise Item 2 of the supplement to provide "Examples" reflecting the current rider charge, as well as "Examples" reflecting the increased rider charge. Similarly, the supplement should include the current rider charges as well as the increased rider charges that will apply to contracts issued on or after July 18, 2011.

   Response: For the following reasons, the Companies respectfully decline to
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revise the supplement as set forth in this comment. The supplement is designed to update and complement the information in the prospectus by highlighting the rider charge increase and the impact of that increase. The Companies respectfully submit that repetition of information that currently appears in the prospectus and is not affected by the rider charge increase would lengthen the supplement, diminish the prominence of the change being described, and would only reiterate and not elucidate the significance or impact of the rider charge increase described.

COMMENT #5. Please provide the staff with a copy of the supplement that will be provided to contract owners.

   Response: The supplement provided to owners of the Contracts will be
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identical to the supplement as filed, except that it will be dated July 2, 2011.

COMMENT #6. Please expand the supplement to accommodate changes that should be made to other parts of the prospectus as the result of the rider charge increase. For example:

    . (a) The first paragraph under the heading "GUARANTEED WITHDRAWAL BENEFIT--RIDER CHARGE" on page 27 of the prospectus should be revised to reflect the current charge (in effect for contracts issued before July 18), as well as the increased rider charge that will be in effect for contracts issued on or after July 18--just as information specific to contracts issued before the close of the New York Stock Exchange on May 1, 2009, is presented in the second paragraph under that heading.

    . (b) The next to last paragraph under the heading "GUARANTEED WITHDRAWAL BENEFIT--RIDER CHARGE" (on page 28 of the prospectus) should be revised to present the rider charges that apply to contracts issued before July 18, 2011, as well as the increased rider charges that apply to contracts issued on or after July 18, 2011. A similar revision should be made to the third "bullet" under the phrase "The Automatic Annual Step-up" on page 41 of the prospectus.

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U.S. Securities and Exchange Commission
June 29, 2011
Page 5

    . (c) The first paragraph under the subheading "JOINT LIFE VERSION" on page 41 of the prospectus should be revised to present the rider charges that apply to contracts issued before July 18, 2011, as well as the increased rider charges that apply to contracts issued on or after July 18, 2011.

   Response: The Companies respectfully submit that revising the disclosure as
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set forth above would only serve to lengthen the supplement with repetitive citing of the increased rider charge that neither clarifies the disclosure nor helps the investor make an informed decision about whether to purchase the Contract with the LWG rider. Accordingly, for the reasons set forth in response to Comments #3 and #4 above, the Companies respectfully decline to revise the prospectus disclosure as set forth in this comment.

COMMENT #7. Part C--"Item 27. Number of Contractowners" calls for the total number of contractowners of qualified and non-qualified contracts funded by the registrant, not just the number of qualified and non-qualified PEIV contracts. Please revise the disclosure to comply with this Form N-4 requirement.

   Response: The disclosure has been revised to reflect the number of qualified
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and non-qualified Contracts funded by Separate Account A (for File
No. 333-137968) and VA Account One (for File No. 333-137969).

COMMENT #8. Please provide responses to these comments in EDGAR correspondence filed prior to the effective date of the post-effective amendment.

   Response: These responses have been filed as directed, in EDGAR
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correspondence prior to the effective date of the Amendments.

                                   * * * * *

   We hope that you will find these responses satisfactory. Please contact the undersigned at 202.383.0590 or Patrice Pitts at 202.383.0548 if you have any follow-up questions about these responses.

                                                  Sincerely,

                                                  /s/ W. Thomas Conner

                                                  W. Thomas Conner

cc: Michele Abate, Esq.
    John Richards, Esq.
    Patrice Pitts, Esq.